Exhibit 99.2

SciSparc Ltd. Announces Closing of $10 Million Private Placement Priced At-the-Market

TEL AVIV, Israel, June 1, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (NASDAQ: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today closed its previously announced private placement pursuant to a securities purchase agreement with a single healthcare-focused institutional investor for gross proceeds of approximately $10 million, before deducting fees to the placement agent and other expenses payable by the Company.

In connection with the private placement, the Company issued 3,546,100 units and pre-funded units at a purchase price of $2.82 per unit (or $0.001 less per pre-funded unit), priced at-the-market under Nasdaq rules. Each unit and pre-funded unit consists of one ordinary share (or ordinary share equivalent) and two non-tradable warrants each exercisable for one ordinary share for $2.57 (for a total of 7,092,200 shares underlying the warrants). The warrants have a term of five years from the issuance date. No actual units were issued.

Aegis Capital Corp. acted as the Exclusive Placement Agent for the Private Placement.

The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The securities were offered only to an accredited investor. Pursuant to a registration rights agreement with the investor, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055